Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-     ) and related Prospectus of Gaming and Leisure Properties, Inc. and Subsidiaries for the registration of 57,833,077 shares of its common stock and to the incorporation by reference therein of our reports dated February 27, 2015, with respect to the consolidated financial statements and schedule of Gaming and Leisure Properties, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of Gaming and Leisure Properties, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Philadelphia, Pennsylvania

August 28, 2015